Exhibit 23.3

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3, No. 333-00000) and related Prospectus of Strategic Hotels & Resorts, Inc. for the registration of shares of its common and preferred stock, debt securities, warrants and/or preferred securities of certain trusts wholly owned and guaranteed by Strategic Hotels & Resorts, Inc. and to the incorporation by reference therein of our report dated March 17, 2006, with respect to the financial statements of Georgetown Plaza Associates included in Strategic Hotels & Resorts, Inc.’s Current Report on Form 8-K dated April 18 2006, filed with the Securities and Exchange Commission.

Ernst & Young LLP

Stamford, Connecticut

April 18, 2006